September 9, 2025

Elias Olmeta
Chief Financial Officer
MeridianLink, Inc.
1 Venture, Suite 235
Irvine, CA 92618

        Re: MeridianLink, Inc.
            Form 10-K for the Year Ended December 31, 2024
            Response dated September 4, 2025
            File No. 001-40680
Dear Elias Olmeta:

        We have reviewed your September 4, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
20, 2025 letter.

Form 10-K for the year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

1.     We note your response to prior comment 1. Please address the following:
           Explain further how you evaluate whether you have offsetting trends in your customer base. In this regard, explain how tracking revenue growth overall indicates whether you had any existing customer loss or contraction that was, potentially, offset by new customer growth, or vice versa.
           Tell us whether the lack of configuration between data feeds in your systems is related to the contract database issue that contributed to your material weakness in internal control. If so, clarify whether you expect that the ability to track new versus existing customer revenue trends will be remediated with the remediation of your material weakness.
 September 9, 2025
Page 2

             Revise future filings to explain the basis for your qualitative assertions that the majority of the revenue growth was attributable to cross-selling to existing customer. In this regard, discuss the information as provided in your response that approximately 2,000 commercial financial institution customers generated most of your period over period increase in lending revenue. Also, discuss any limitations on your ability to provide quantitative information to support the source of your revenue growth.

        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Kayla Dailey